Exhibit 6.5

PROMISSORY NOTE

$3,500,000.00	July 2, 2018 Orlando, Florida

FOR VALUED RECEIVED, the undersigned, LEGION ARB LLC, a Florida limited liability company (the “Borrower”), having its office at 301 E. Pine Street, Suite 850, Orlando, Florida 32801, promises to pay to the order of ROBERT E. SMITH AND JOHN T. GARVER, II, as designees for A.R. Bailey Homes, LLC under an associated Asset Purchase Agreement dated June 8, 2018 that provides for possible adjustments to the amounts due under this Promissory Note, (the “Lender”), having their office at 1950 E. Irlo Bronson Highway, Suite 200, Kissimmee, FL 34744, the principal sum of THREE MILLION FIVE HUNDRED THOUSAND DOLLARS ($3,500,000) (the “Principal Sum”), together with interest on the principal, in lawful money of the United States of America which shall be legal tender in payment of all debts at the time of payment; said principal and interest to be in the manner following, to wit:

INTEREST RATE:

Interest shall accrue at a fixed rate of interest of Six Percent (6%) per annum, accrued monthly and based on a 365-day year, for the term of the Loan.

TERM:

This Note shall mature on June 8, 2019 (the “Maturity Date”).

TERMS OF PAYMENT:

Borrower shall pay to Lender in a lump sum payment of collected funds by wire transfer to Lender’s account along with all unpaid fees, costs, and interest accrued hereunder, in full on the Maturity Date.

THIS NOTE IS PAYABLE IN FULL ON THE MATURITY DATE. AT MATURITY YOU MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE AND UNPAID INTEREST THEN DUE. THE LENDER IS UNDER NO OBLIGATION TO REFINANCE OR RENEW THE NOTE AT THAT TIME.

Both principal and interest hereunder shall be payable at the office of the Lender at 1950 E. Irlo Bronson Memorial Highway, Suite 200, Kissimmee, Florida 34744, or at such other place as the Lender may from time to time designate.

The Borrower may prepay this Note in whole or in part at any time and from time to time without any prepayment premium, penalty or fee whatsoever.

If the Principal and Interest due under the Note are not paid in full on or before the Maturity Date, the unpaid balance of the Principal, plus any unpaid Interest, shall thereafter until paid in full, bear interest at the highest rate allowed by law.

In the event this Note is placed in the hands of any attorney for collection the Borrower will be obligated to repay, on demand, all costs and expenses arising therefrom, including, without limitation, reasonable attorneys’ fees,

The maker, endorsers and guarantors hereof, if any, and all others who may be or become liable for all or any part of the obligation represented by this Note, severally waive presentment for payment, protest, and notice of protest and non-payment.

If and whenever this Note shall be assigned and transferred, or negotiated, the holder hereof shall be deemed the “Lender” for all purposes under this Note.

It is the intention of the parties hereto that the terms and provisions of this Note are to be construed in accordance with and governed by the laws of the State of Florida, except as such laws may be preempted by any federal law controlling the rate of interest which may be charged on account of this Note.

LEGION ARB, LLC, a Florida limited liability company, by Legion Builders, LLC, a Florida limited liability company, as its Manager, by Legion Capital Corporation, a Florida corporation, as its Manager

By:	/s/ Paul F. Carrazzone
Paul F. Carrazzone,
Authorized Representative